Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

January 29, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on January 23, 2025

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended December 31, 2024, conducted on January 23, 2025. Also please note that this transcript of the call has been uploaded on our website and is available at the following link.

Weblink: https://www.drreddys.com/cms/cms/sites/default/files/2025-01/DRL_Q3FY25%20Earnings%20Call%20Transcript_23Jan2025.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's

Q3FY25 Earnings Conference Call

January 23, 2025

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Richa Periwal: Head - Investor Relations, Strategy & Corporate Analytics

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Moderator:	Ladies and gentlemen, good day, and welcome to the Q3FY25 Earnings Conference Call of Dr. Reddy's Laboratories Limited. As a reminder, all participant lines will be in the ‘listen-only’ mode, and there will be an opportunity for you to ask questions after the presentation concludes. I, now, hand the conference over to Ms. Richa Periwal. Thank you, and over to you, ma'am.

Richa Periwal:	Thank you. A very good morning and good evening to all of you and thank you for joining us today for Dr. Reddy's Q3FY25 Earnings Conference Call. We have with us the leadership team of Dr. Reddy's comprising of Mr. Erez Israeli, our CEO; Mr. MV Narasimham, our CFO, and the Investor Relations team.

Earlier during the day, we have released our results, and the same is also posted on our website. We kick off today's call with MVN taking us through the financial highlights of the quarter. This will be followed by Erez, sharing his thoughts on business performance. Post which, we open the forum for Q&A.

Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be re-broadcasted or attributed in press or media outlets without the Company's expressed, written consent. This call is being recorded, and the playback and transcript shall be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements. The discussion today contains certain non-GAAP financial measures. For a reconciliation of GAAP to non-GAAP measures, please refer to our press release.

Before I proceed with the call, I would like to remind everyone that the ‘safe harbour’ contained in today's press release also pertains to this conference call.

Now, I hand over the call to MVN.

MV Narasimham:	Thank you, Richa. A very warm welcome to all.

We continued our growth trajectory and delivered consistent results, with a double-digit top-line growth and steady margins, while continuing to invest in our R&D, innovation and commercial capabilities. This is the first quarter of consolidation of the acquired Nicotine Replacement Therapy (NRT) business, and this resulted in delivering, yet again, highest ever quarterly revenues and EBITDA in Q3FY25 for the company.

Let us look at the financial performance of the quarter. For this section, all amounts have been translated into US dollar at a convenience translation rate of Rs. 85.55, which is the rate as of December 31st, 2024.

Consolidated revenues for the quarter stood at Rs. 8,359 crores, which is $977 million, a growth of 16% YoY and 4% QoQ. This includes revenues from the acquired NRT business of Rs. 605 crores. Excluding NRT revenues, the underlying growth is 7.5% on a YoY basis and a decline of 3% QoQ.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Consolidated gross profit margin stood at approximately 59% for the quarter, an increase of 19 basis points over the same quarter of the previous year and a decrease of 91 basis points sequentially. The YoY increase was primarily on account of improvement in product mix and manufacturing overheads leverage, partially offset by price erosion. Gross margin for Global Generics and PSAI were at 61.3% and 28.6% respectively.

The SG&A spend for the quarter was Rs. 2,412 crores, which is $282 million, an increase of 19% YoY and 5% on a QoQ basis. The YoY increase was primarily on account of recently acquired NRT business, investments in new business initiatives, building capabilities and higher logistics cost due to increased freight rates. The SG&A spend as % to sales was 28.9% and was higher by 82 basis points YoY and 15 basis points on a QoQ basis.

The R&D spend for the quarter was Rs. 666 crores, which is $78 million, an increase of 20% YoY and a decrease of 8% QoQ. The continued investment in R&D was primarily towards development of complex generics and biosimilars. The R&D spend was at 8% of sales and was higher by 25 basis points YoY and lower by 110 basis points on a QoQ basis. We expect the investment to be in the range of 8.5-9% for the full fiscal.

The EBITDA for the quarter, including other income, was Rs. 2,298 crores, which is $269 million, an increase of 9% a YoY basis and flat QoQ. The EBITDA margin stood at 27.5% and was lower by 176 basis points YoY and 95 basis points on a QoQ basis.

The net finance expense for the quarter is around Rs. 2 crores, as compared to a net income of Rs. 96 crores for the same quarter last year, primarily on account of unfavourable forex impact and lower interest income post NRT acquisition consideration pay-out.

As a result, profit before tax for the quarter stood at Rs. 1,874 crores, that is $219 million. PBT as a % of revenues was at 22.4%. This includes profit before tax from the acquired NRT business of Rs. 124 crores.

Effective tax rate for the quarter was at 25.1% versus 24.5% in the base quarter. We expect our normalized ETR to be around 25%.

Profit after tax attributable to the equity holders of the parent for the quarter stood at Rs. 1,413 crores, which is $165 million, a growth of 2% YoY and 13% QoQ. This is at 17% of revenues.

Reported EPS is Rs. 16.94. The EPS has been derived on the increased number of shares post the stock split and after Non-controlling interest.

Operating working capital as of 31st December 2024 was Rs. 12,782 crores, which is $1.49 billion, an increase of Rs. 716 crores, which is $84 million over 30th September 2024.

Capex cash outflow for the quarter stood at Rs. 709 crores, which is $83 million. Negative cash flow for this quarter was Rs. 209 crores, which is $24 million. We have a net cash surplus of Rs. 1,603 crores, i.e., $187 million as on December 31st, 2024.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Foreign currency cash flow hedges in the form of derivatives are as follows:

	•	US dollar is hedged through structured derivatives, $285 million for next quarter at Rs. 83.9 and $681 million maturing over next financial year with minimum protection rate of Rs. 85.7 to the dollar, which also allows participation when USD strengthens, and

	•	RUB 1,903 million, with minimum protection rate of Rs. 0.90 to the Rouble, maturing in the next 3 months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli:	Thank you, MVN and a very good morning and good evening to everyone.

We have delivered another steady quarter with a double-digit top-line growth, an EBITDA margin of 27.5% and a Return on Capital Employed of 28%.

We remain committed to our stated strategy of strengthening our core generic businesses, while also investing in our future growth drivers, primarily in three areas - consumer healthcare, access to innovative products and biosimilars. We are focused on driving productivity in research & development, scaling our manufacturing and commercial capabilities and leveraging our market access to capture opportunities, while operating efficiently.

Following the completion of acquisition of the Nicotine Replacement Therapy business in September, we are now focusing on its seamless integration, which will happen in a phased manner starting April 2025. During the transition period, the seller, Haleon, will provide distribution and related services across all markets. Q3FY25 is the first quarter of consolidation of NRT business financials.

Let me take you through the other key highlights for the quarter:

	•	One - Double-digit growth in revenue at 16% with EBITDA margins at 27.5%, RoCE at 28% and $188 million of net cash surplus.

	•	We launched Toripalimab, the first and only immuno-oncology drug approved for the treatment of nasopharyngeal carcinoma and Elobixibat, a first-in-class drug to treat chronic constipation, under the brand name BixiBat® in India.

These launches are in line with our strategy to address issues of availability and accessibility of affordable innovation in India, through in-house and collaborative efforts.

	•	We also made progress on our Biosimilars journey. We secured the Marketing Authorization for Rituximab in the UK. Denosumab has been filed in both US and Europe.

	•	On the regulatory front, in November, the USFDA completed a GMP inspection at our facility, CTO-2, in Bollaram, Hyderabad and issued a Form 483 with seven observations. We have responded to the observations within the stipulated timelines.

	•	We have integrated sustainability in our business operations and continue to be recognized for our focused efforts in ESG. We were placed #5 globally amongst pharma companies assessed in the 2024 S&P Global’s CSA, with an ESG score of 79/100. We continue to be members of the DJSI World Index for the 2nd year in a row, along with the DJSI Emerging Markets Index for the 9th year in a row. MSCI ESG rating has been upgraded to ‘A’ in December. We continue to feature amongst NIFTY 100 ESG Sector Leaders. Further, Science Magazine named Dr. Reddy’s in their top 20 global pharma and biotech employers for the 3rd consecutive year.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Now, let me take you through the key business highlights for the quarter. Please note that all references to the numbers in this section are in respective local currencies.

Our North America generics business recorded revenues of $401 million for the quarter, which was flat on a YoY basis, with a sequential decline of 10%. The benefit from volume growth and new launches was offset by price erosion, resulting in a flat YoY growth. Sequential decline was on account of lower sales from few products, including Lenalidomide. We launched 4 new products during the quarter and will close the full year with 15 – 20 launches.

Our European Generics business segment includes NRT financials from this quarter. Europe recorded revenues of €134 million this quarter, a strong YoY growth of 142% and a sequential growth of 114%. Excluding NRT, the segment recorded a YoY growth of 22% and a QoQ growth of 5% in INR terms. We gained from growth in our existing products and new product launches, which more than offset price erosion. During the quarter, we launched a total of 9 products across markets.

Our Emerging Markets business recorded revenues of Rs. 1,436 crores in the quarter, with a YoY growth of 12% and a decline of 1% on a sequential basis. YoY growth was on account of new product launches in Russia and Rest of the Worlds markets and was further aided by higher base business volumes. We launched 20 new products during the quarter across various countries of the Emerging Markets. Within the segment, the Russia business grew by 20% YoY basis in constant currency.

India business recorded revenues of Rs. 1,346 crores in Q3, with a double-digit YoY growth of 14% and a sequential decline of 4%. We benefitted from growth in our broad product portfolio, including the in-licensed vaccine portfolio and new launches. We launched 6 brands this quarter.

As per IQVIA, our IPM rank continued to be at 10 and we outperformed the IPM with a MQT growth of 10.3%, while IPM growth was at 7.4%.

However, excluding the in-licensed vaccine portfolio, our growth was at 5%.

While many of our brands outperformed their respective categories, select brands in Cardiac and Gastro-intestinal therapy areas witnessed a slower pace of growth. We are poised to return to market-leading growth in these therapy areas in the coming quarters.

Our PSAI business recorded revenues of $97 million in Q3FY25, a YoY growth of 3% and sequential decline of 3%. The YoY growth was primarily on account of new product launches and improved volumes. We filed 23 DMFs globally this quarter.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

We invested 8.0% of our revenues to strengthen our R&D capabilities. Our R&D investments this quarter stood at Rs. 666 crores and we are increasingly focusing on development of our complex generic pipeline, including promising GLP-1 assets and biosimilars.

We are also building commensurate capacities, enhancing our manufacturing and commercial capabilities, and investing in new technologies to capitalize on growth opportunities. We have made 53 global generic filings during Q3FY25.

We remain committed to sustainability, quality, and operational excellence. We continue to invest in the three areas of strategic focus, which are consumer healthcare, innovative products and biosimilars, to build a solid foundation for future growth. Our strategic investments in R&D, recent acquisition and capex puts us in a position of strength in this journey.

We are excited about the opportunities ahead and remain steadfast to drive sustainable growth.

With this, I would like to open the floor for questions and answers.

Moderator:	Thank you very much. We will now begin the question-and-answer session. Our first question comes from Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Hi, good evening and thank you for the opportunity. The first one on the India business. So we have grown at around 16% year-on-year, but if we just look at the core business, how that performance has shaped up? And we have also mentioned that there is some weakness in cardiac and gastrointestinal segment, lower volume pickup. So is it transitory in nature? Or is there something more to be taken into account there?

Erez Israeli:	Yes. So indeed, all the other categories will outperform the market and actually all of them grew double digit, beside these two segments. As for both of them, there are solutions in terms of, let's call it, the actual execution of the way we do sales and marketing as well as the product performance, per se. Specifically, to gastro, I have no doubt that it will come relatively soon. Cardiovascular may take an additional quarter as we need some more adjustments to do. We are investing more in both businesses in order to grow them faster. So, we are very much focused on that. Other than that, the business in India did pretty well.

Kunal Dhamesha:	Sure, sure. Erez, one more question on our biosimilar foray now. We have already filed Rituximab now, with Denosumab also filed, but with partner. So if you could throw some light on the economics here, for Denosumab? And in terms of, let's say, eventual launch, can we assume that this would be the second product after Rituximab and then followed by another one, Abatacept, is the way we should look at?

Erez Israeli:	Yes, that's how we should look at it. So Denosumab is actually supposed to facilitate Abatacept launch because the two products are going for the same segments and, give or take, to the same type of doctors. So it was also the strategic rationale of why to license the product. We wanted to create the team and the capability in the marketplace, to be able to then gain more or faster market share on Abatacept. So this was also the rationale.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

In terms of timelines, normally in the US, it takes about 12 months, give or take, for approval. So, as we submitted in December, give or take, this is where we should expect the launch. In Europe, it's a bit slower. We submitted in October. So, likely, it normally takes around 14 - 15 months to get all the approvals. So, that's also where the time that we were supposed to launch Denosumab. And yes, it will be after Rituximab in Europe, yes.

Kunal Dhamesha:	Sure, sure. And with your permission, last one for MVN. The Rs. 1,240 million of NRT PBT that we have specified, would it include any allocation of interest expense or just the amortization?

MV Narasimham:	Only amortization. No interest.

Kunal Dhamesha:	Okay, okay, thank you and all the best.

Moderator:	The next question comes from Neha Manpuria from Bank of America.

Neha Manpuria:	Yeah, thanks for taking my question. Erez, on the US business, you mentioned that a few products have seen moderation quarter-on-quarter, including Revlimid®. While Revlimid®, we understand there's lumpiness, but what was the reason for the decline in the base business, excluding Revlimid®? Have we lost market share? Is the pricing erosion higher than we were expecting? Any colour there?

Erez Israeli:	So, nothing major happened. The products that declined were the famous products that got competition like Icosapent and Suboxone®. Competition entered for some of them 9 months ago, some of them 6 months ago. So, there was certain continuation. This happened also before. Nothing major happened, per se. Against that, most of the growth that compensated for it was primarily market share. It was less about new products and more about market share.

Neha Manpuria:	So, just to get this correctly, we have lost market share in some of these products and hence, the decline. So, this is the new base we need to work with? Is that understanding, right?

Erez Israeli:	It's a combination of market share and prices.

Neha Manpuria:	Understood. Okay. Got it. And my second question is on the consumer healthcare business, on the NRT transaction. Given that Haleon is still running the business for us till the time the integration happens, how should we look at investments in the business and the ramp-up in the NRT portfolio? Would that happen only after the integration is done? Is that fair to assume that in the next 12 months, the focus would be in actually integrating and then, probably the business would go into investment stage?

Erez Israeli:	No, we do have an agreement with them on investment and increase of, even, investment in certain areas. This is a business that actually is now gaining momentum. It is growing actually for the second year in a row, and we want to continue that momentum. So there is a certain agreement of gross to net, how much marketing expenses we should put at a time. Once, of course, the market will come to us, we don't need to pay that fee anymore to Haleon. So, it will save that amount of money that we are paying a certain amount of money for the service that they are giving us as we speak. And it will allow us, of course, to accelerate this process.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

In terms of priority, absolutely, integration is a priority, but also to grow the business. So, to grow the business, to build the capabilities, there is a lot of innovation that was not done there and to introduce it. The real growth will come post this integration, but we are going to invest more also in this 12 to 14 months of the time that we get those markets. We are not waiting for that.

Neha Manpuria:	Okay. And that investment will flow through our P&L in the SG&A costs. That's a fair assumption?

MV Narasimham:	Yes.

Erez Israeli:	Yeah, absolutely.

Moderator:	The next question comes from the line of Amey Chalke from JM Financial.

Amey Chalke:	Thank you so much for taking my questions and congrats to the management on a good set of numbers. So, first question I have is on Semaglutide. We understand that Dr. Reddy's is one of the players who have filed for the Canada market, where the patent expiry is expected somewhere early next year. At present, there are two to three players for this market. By the time we would be launching this product in this market, do you expect the players to increase? Or what would be the competitive scenario at that point of time?

Also, if you can also explain Canada market, how similar is it with respect to US, when it comes to price realization, market share gains, etcetera, how easy or difficult it is to gain market share in Canada? Particularly because we have seen in case of Revlimid®, there were a few players who had filed for this product even for Canada, but ramp-up had not been very encouraging. So if you can give some colour on the Canada market with respect to the Semaglutide opportunity.

Erez Israeli:	Sure. I'll do my best. First, the product, if I recall correctly, January '26 is where the patent expiration will happen for Ozempic®, and this is the product that generic version of it is expected to be launched, if we will get approval. I believe we are positioned well to get approval for that period of time. And naturally, it is a very important market for us. Normally, between the time that you submit the product to the Canadian authorities, until you get approval is 12 to 14 months. So, if they want to be in the market in January of '26, they have to have already filed it to be on time. Anyone that filed after that date likely to get approval only after that. So, what you're going to see is probably the sequence in which people will get approval, and we hope to be the first one in the pack. And of course, but for that, we need to get the approval.

Second, it's a product that, although possible, but it's not easy to make the APIs and as you know, you need to make the auto-injector, the pen, and it requires capacity to align for that. The way you take market share in Canada is, in that respect, similar to what you are familiar with in the United States or in the UK, in which you are collaborating with the main distributors and the retailers to gain market share, they normally share this product. In this respect, you should look at it like it's a retail product, and that's probably what you do.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

The reimbursement mechanism in Canada is different. Every product that is coming is taking, by law, the reimbursement price down. So, in terms of the pricing versus the reimbursement pricing, naturally, the more competition will come, the price will go down accordingly. This is very normal in Canada.

So potentially, it could be that earlier in time, it will be more of a limited competition. And of course, it will intensify over time, as more people will join and the reimbursement price will go down. But to put a scenario, you know, time will tell who will get approval, who will not get approval. At least, we believe that we have a good chance, let's see.

Amey Chalke:	Sure. And one more question related to Semaglutide. Considering there is too much demand, which is expected to be there when the generic players entering this market all over the world. I believe, from the supply point of view, there would be a constraint in terms of both, API as well as the pen assembly lines?

So, how are we going to ensure that our execution would be better there? Are we blocking some of the capacity, both in the pen as well as API side? How are we going to keep that thing in check?

Erez Israeli:	We are working on this project, including capacity, for the last 10 years. It's not that 10 years ago, we knew that the product will be that big. This is obviously information that came over time. But, if you see the level of R&D and capex, you can assume that a big portion of it went for this activity.

By the way, it's not just the API. It's the API for both the synthetic as well as the semi-synthetic. It's about both internal as well as external options for manufacturing. It is about having access to the relevant devices. We are working it for quite some time. And indeed, not everybody will have to be able to cater with this magnitude. I agree with it. But, I'm assuming that the product is so attractive that eventually it will be very competitive marketplace. But at least in the initial days, people will have to build a certain level of capacity and market access to make it happen.

I just want to make sure that in full transparency, it's not just about specific markets like Canada, there are about 80 markets that can be open for 2026 because the product is in demand in all the markets in the world, but there are certain markets in which the innovator product has not even come to it. We believe that it's also a nice opportunity, in its own merit.

Amey Chalke:	Sure. Just last question on the SG&A spend. I believe because we have Revlimid® opportunity at present, which is giving us a good cushion to spend more, there is a good amount of discretionary spend, which is happening at present. So, is it possible for the management to give some visibility on how much this spend is discretionary at present, which could reduce post Revlimid®? Or you think because these Semaglutide kind of opportunities are there, it might continue?

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Erez Israeli:	Let me take it. I mentioned to you in the past, we feel very, very comfortable with 25% EBITDA, which allow us, as we mentioned it in the past, to give a great return to the shareholders as well as allow us to invest in our system. Absolutely, we took an advantage of the fact that we had a few years of generic Revlimid®, and we absolutely took it to invest more.

This money, we used to buy the NRT business. With this money, we put more capex, you see, we have much more capex. The investment that we mentioned before on Semaglutide, it was part of it. The activities that we mentioned, of growing the base as well as the productivity, as well as the big products like Semaglutide, Abatacept, as well as BD will allow us to grow. We will continue to invest also further into the future because we are also building growth engines, not just for the immediate future like '26 and '27, but also for '28 or '29. We are planning to be in the neighbourhood for quite some time. If we will not have this money, absolutely, we have the ability, because a lot of our expenses are discretionary, especially SG&A and R&D, we will absolutely adjust our expenses accordingly. So that level of the philosophy that, you know, we want to stay profitable is important to us.

Moderator:	The next question comes from the line of Bino Pathiparampil from Elara Capital. Please go ahead.

Bino Pathiparampil:	Hi, good evening. Couple of questions from my side. Would you give some colour on Iron Sucrose filing that you have done? Or do you expect approval anytime soon?

Erez Israeli:	So, we filed it actually a long time ago. We recently got a CRL on the API side, which we are planning to address. So we thought that it's a good opportunity to launch it in these coming months. This right now will be delayed because we need to answer the CRL, yes.

Bino Pathiparampil:	Got it. Second on Abatacept, some of your competitors have tried in the past, but it seems it's a difficult product and some of them seem to have given up. What gives you the confidence that your product can see through the FDA approval process?

Erez Israeli:	We had a very successful Phase I. And normally, when you pass Phase I, you have a good chance to, of course, to be very successful in Phase III. Also, so far, the rollout and the fact that we even finished the rollout for all the patients is very encouraging. We did it in actually very, very good timing. We believe in our clinical and I hope that we will be able to submit sometime next year.

Bino Pathiparampil:	Got it. And last one question, if I can, on Lenalidomide. Going into FY26 in 4Q that is in Jan '26, the kind of settlement with lower volume restrictions are coming to an end. So how should we look at Lenalidomide? Will it continue a rough, quarterly estimate smoothly until 3Q of next year and then drop off? Or do you think it will get front entered in the next year?

Erez Israeli:	I don't know exactly how the quarters will be, because this is a decision normally by the customers. It's not that we are planning this way. We are serving the customer in the way they want to be served. But yes, we likely that we will not sell in this level of pricing, let's say, post somewhere September, maybe October of calendar '25.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Now, exactly how it will work, I don't know. But post that period of time, unlikely that it will come, because of what we normally call shelf adjustment. So give or take, until that period of time, you should see similar behaviour of the product as you saw in the last say couple of years.

Moderator:	The next question comes from Surya Narayan Patra from PhillipCapital. Please go ahead.

Surya Narayan Patra:	Thanks for the opportunity, sir. First question is on the NRT portfolio acquisition. See, while we have indicated that the SG&A cost this quarter has seen a kind of uptick, post this acquisition and integration, and even after that, the PBT percentage of the NRT portfolio around 21% looks interesting. So, how to think about the profitability of this acquired asset going ahead, because current quarter is anyway seeing the support of Haleon? And simultaneously, we have also thinking about spending more on building the portfolio and franchise. So while it looks interesting in terms of the profitability compared to our base business. So going ahead, how should we think in terms of the synergy benefit at the margin and profitability level for this acquired asset?

Erez Israeli:	It should continue to be profitable. So, we are absolutely going to finance the additional investment for its growth, and we are planning to keep it profitable. There is no plan now to go for, let's say, 2 - 3 years of investment and then take it from there. The idea is to, indeed, spend more, but, for sure, 20-plus digit of EBITDA should continue on this asset.

Surya Narayan Patra:	Okay. My second point is on the Nestlé JV and the domestic business. Put together, I'm asking this question. So, how long that we will take for the Nestle JV to really contribute meaningfully to the growth of the domestic business? That is one.

And the second part of the domestic business question is while we do anticipate this is the business segment which should be growing the fastest among all other business segments for Dr. Reddy’s over the next few years, but right now, it is not even matching the industry growth momentum. So, how should one think and what will start contributing incrementally so that it can reach the anticipated growth rate?

Erez Israeli:	So, the question on Nestlé, this is absolutely going to take time. The reason for that is that we need to bring the products to India. We need to invest behind brands that are not today recognized in India. So, it's not that you're investing behind something that is already known. As I'm sure you know well, it takes time to build brands. Both Nestlé and us are very much aligned to that. By the way, so far, the business is doing even ahead of our expectations. So I'm very happy about it. But, in terms of significant contribution to the growth, it will take a couple of years.

As for your comment about the India business, I mentioned it with the previous questions. Actually, the business is doing well. We do have two segments that underperformed, we mentioned it also - the GI and the cardiovascular. We have a plan to bring it on track, but the business is actually doing well. What we believe really will drive the business, I'm saying it for quite some time, actually for quite some years, we believe very much in introducing innovation to India, rather than branded generics. I strongly believe and I'm emphasizing also today that the branded generics growth will decline over time because of various reasons that we discussed in the past. And I believe that the right products to bring to India are technologies that are addressing unmet need that are with patent protection, and that's what we are building on. I believe in what we said and very committed to what we discussed in the past. We are going to grow and become top five in India.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Surya Narayan Patra:	Okay. So, the momentum, accelerated growth will be seen in the domestic side starting next year onwards, sir, or it is '27 onwards?

Erez Israeli:	No, we are growing also today. We are doing it both organic and inorganic. We are growing in 15-16%. For me, growth is everything. And we are growing faster than the market. The market is growing 7%, and we are going to grow about 15%. This will continue.

What we do not take into account, at this stage, because of valuation is, of course, major acquisitions, as we discussed in the past. Right now, at least, the multiples of India were too high for us, and we are trying to do this organically. This is why it's taking more time. But we are very bullish and India is a very, very important, focus market for us.

Moderator:	The next question comes from Damayanti Kerai from HSBC. Please go ahead.

Damayanti Kerai:	Hi, thank you for the opportunity. Erez, my question is again on Semaglutide. So, what kind of addressable market you are looking at outside of the US? You mentioned a lot of markets will open up starting 2026. And with the kind of capabilities which we have built on API or on the device front, what kind of market share you are looking for yourself?

Erez Israeli:	So, the markets will open in a certain sequence in '26. The most notable markets will be Canada, India, Brazil. The 80 markets that we are discussing are primarily markets in which there was no patent protection. These are markets in, primarily, emerging markets like in Asia, Africa, Latin America. Much smaller markets in nature, but cumulatively and demand-wise, it can add a very nice growth to that. We are working on both B2B and B2C. We have global partners, who they are licensing our product, that have great presence in those markets and in some of them, we are going to do it by ourselves. So it's a combination of selling API, selling finished dose, and of course, marketing the product.

And we are going for all the products, Ozempic®, Segovia® and the oral product. So overall, it's something that will come in multi-markets. This specific product, as you know, US and Europe will come later into the years.

Damayanti Kerai:	Okay. But any size indication, which you are targeting, say, for the bigger addressable markets?

Erez Israeli:	It's hard to tell market share because we don't know yet who is going to compete in which one of these markets, etcetera. But naturally, in all the markets that we will be first, we have a high expectation of performance, obviously, from those market. But any number that I will indicate to you will be wrong. Time will tell. It's not that we are hiding. We really don't know.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Moderator:	The next question comes from Tushar Manudhane from Motilal Oswal Financial Services. Please go ahead.

Tushar Manudhane:	Sir, just on Abatacept, the timeline to file the product I missed in the comments, if you could repeat?

Erez Israeli:	So if everything will go right, we should submit it in December of '25.

Tushar Manudhane:	December of this year?

Erez Israeli:	December 2025. Yes.

Tushar Manudhane:	Got it. And then assuming 12 to 15 months time-line for the regulatory review cycle, right?

Erez Israeli:	Like the Muslims say Inshallah. We hope for the best. Normally, it's about 12 months. So, let's hope. But let's say, from the patent point of view, January of '27 will be a great timeline, if we can achieve it.

Tushar Manudhane:	Understood. And will this product be manufactured completely in-house, as in drug product as well as drug substance?

Erez Israeli:	You are correct. We will make both drug substance as well as drug product.

Tushar Manudhane:	Understood. And just one more, if I may squeeze in, with respect to Semaglutide, while the addressable market size seems to be difficult to highlight. But broadly, given that ex North America market, let's say, Canada, India, Brazil market, can this product do as much as Revlimid® has done for us in North America?

Erez Israeli:	I wish. First of all, the product has the potential to be big, but let's see. We need to see what will be the prices, what will be the market share, etcetera. But there is a potential for something significant. Like I mentioned before, it's not a product replacing one product.

The growth post Revlimid® will come from four elements that I mentioned before. First of all, the growth of the base market products. We have about Rs. 30,000 crores sales that is growing double digit of base business, including, of course, the new products that will be launched that are now not that big. Second one, we discussed, we are aligning our expenses to the relevant revenues that we have and we are creating that level of productivity as well. Number three, we have those special products like Semaglutide and Abatacept. And number four, we have BD. We are all the time doing BD. So, all four elements will grow. It's not one silver bullet. We highlighted specifically Semaglutide at that time, because of the timing in which this product is going to affect, and I'm happy that you guys picked it up. But it's not that Semaglutide will replace Lenalidomide. All the business levers will have to grow, and this should allow us to continue to grow the company also post the arrangement of Revlimid®.

Moderator:	The next question comes from Saion Mukherjee from Nomura. Please go ahead.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Saion Mukherjee:	Hi, thanks for taking my question. Just one question on Semaglutide. Is the oral formulation available for launch in 2026 in India and the other emerging markets? Or it would just be injectable and oral would come sometime later? If you can highlight the timelines for different formulations?

Erez Israeli:	Oral will come later. In some places, there are also patents on the oral and the other formulations. So, in most of the markets, it will come between 12 to 18 months after Ozempic®. But we are planning to be on Day 1 in all the places that we can with this product.

Saion Mukherjee:	So, in calendar 2027, we can see oral launches?

Erez Israeli:	In some markets, it can be '27 and some of it will be '28.

Moderator:	The next question comes from the line of Foram Parekh from Bank of Baroda Capital Markets.

Foram Parekh:	Thank you for the opportunity. My question is on the European market. So, ex of NRT, the European market has grown at 22%. So, how sustainable is this growth rate going forward? And if you could explain the reason for this kind of growth?

Erez Israeli:	First of all, it is sustainable. We are launching products. There are various levers in primarily five countries that we are operating in. So today, we are working in primarily in the top five, but we are expanding also to five more. And so, it's a combination of new products, volume growth in the products that we launch and new markets. So it's absolutely sustainable.

Moderator:	The next question comes from the line of Anubhav Agarwal from UBS. Please go ahead.

Anubhav Agarwal:	Two questions. One is for MVN sir. Just trying to understand the selling expenses in this quarter. So, do they include any selling expense for NRT or they don't?

MV Narasimham:	Yes, it includes the NRT business’s SG&A.

Anubhav Agarwal:	So, just trying to understand the SG&A sequentially, December over the September quarter. Selling expenses excluding amortization is up like Rs. 50 - 60 crores, whereas NRT itself should have selling expenses of Rs. 150+ crores. So what else has gone down that net increase is only Rs. 50 - 60 crores for us?

MV Narasimham:	So, if you maybe recap our last quarter’s discussions, I think there was one exceptional expense of stamp duty of Rs. 52 crores in the previous quarter. And this quarter, we have full NRT expenses. So, if you look at that then, you'll get the right math.

Anubhav Agarwal:	Okay. Sure. Second question is you guys have earlier mentioned that you have two good products in the US. You talked about Iron Sucrose has a CRL on the API. What about the other? Is there any query or inspection or anything pending for it or do you still expect the approval for the other product now?

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Erez Israeli:	So, there were no other queries that came recently. As for inspections, yeah, we do expect inspections at all the sites that were not inspected for quite some time. So, we do have about five or six sites, I need to count, that should see inspections. Of course, those inspections will come at the time that the FDA will choose to do. But there are no pending activities, per se. So all the rest is business as normal, if you wish.

Anubhav Agarwal:	Sorry, my question was very specific to the product. So you guys have mentioned two approvals, one, you talked about Iron Sucrose, second is for another product. Do you still expect approval of the other product anytime now? Or is that pending some query or anything else?

Erez Israeli:	I don't know which other products you are referring to, but I'm expecting approvals of 15 to 20 products in the US, in addition to Iron Sucrose.

Anubhav Agarwal:	Sorry, Erez.

Erez Israeli:	Also, Iron Sucrose, we just mentioned, answering your question, that we got the CRL for it.

Moderator:	The next question comes from Vishal Manchanda from Systematix. Please go ahead.

Vishal Manchanda:	Thanks for the opportunity. So, on Abatacept filing, whether you'll be filing both the IV and the subcutaneous versions in December 2025?

Erez Israeli:	The answer is yes, we do. But, the time of launch is not the same because there are additional patents on this up to 10 years, which takes us, if I remember correctly, to the beginning of '28.

Vishal Manchanda:	So, subcutaneous is the beginning of '28.

Erez Israeli:	This is what we believe is the time to enter the market as per IP.

Vishal Manchanda:	Okay. And second, on the Semaglutide filing in Canada. Are there any device patents that can block your version as a substitutable version to the innovator copy?

Erez Israeli:	We don't think so.

Vishal Manchanda:	And is your device identical to the innovator device or you have a different device?

Erez Israeli:	We have a great device.

Vishal Manchanda:	And just one final one, whether we should expect your SG&A expenses to stay at current levels, 28% of sales going forward?

MV Narasimham:	Yeah, around this level.

Vishal Manchanda:	28%.

MV Narasimham:	Yeah.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Moderator:	The next question comes from Shashank Krishnakumar from Emkay Global. Please go ahead.

Shashank Krishnakumar:	Hi, thanks for taking my question. First one was just wanted to get your sense on the broader US biosimilar landscape, given that our incremental investments are being directed towards biosims. We're increasingly seeing PBMs launching their own private labels. I think starting this year, several Humira® biosimilars will also face formulary exclusions. So how do you see the overall US biosimilar landscape shaping up, given that there are several products in the pipeline?

Erez Israeli:	So, I'm assuming it's more of a strategic question. So, first of all, a lot of products, you know, it will come gradually, but for the next decade, will be off-patent. Many, many products and many bio-specifics as well. So in that respect, it creates an opportunity. Second will be, there will be, absolutely, products that will be more crowded and therefore, very high level of competition, and you will have products that will be less crowded, in that respect. Absolutely, we are going to see private labels, we're going to see all kinds of phenomena related to paying for the products. So, we are preparing for a very competitive landscape. And like I mentioned in the past, we are going to select certain products that we believe that we can make a difference in and add value to the respective markets. We are trying to go for limited number but with, hopefully, less competition type of a product. And hopefully, we will be right in the way we select it. So far, I believe that the products, starting from Abatacept, are meeting this criterion.

Shashank Krishnakumar:	That's helpful. And secondly, just had a question on DFD-29. Are we also eligible for sales-based royalties here given that the product has now been approved?

Erez Israeli:	Yes, we do.

Moderator:	The next follow-up question comes from Bino Pathiparampil from Elara Capital. Please go ahead.

Bino Pathiparampil:	Just quick housekeeping questions. One, the depreciation and amortization rate this quarter, is this quarter a good benchmark to project it forward?

MV Narasimham:	So, this quarter's amortization includes NRT business’s amortization. It will continue.

Bino Pathiparampil:	So, this rate is a stable rate to look forward to? Okay. Second question, the Russian currency has depreciated. Have you hedged the currency and for how long?

MV Narasimham:	So, we have both, I think, cash flow and balance sheet hedges. This quarter, we have a little bit impact, I think, because of the Rouble volatility in the balance sheet. On the cash flow hedges, I think as per our policy, we don't cover 100%. We cover some extent and then there, we are not losing any value.

Bino Pathiparampil:	Okay. So this quarter, Russia reported revenues in INR will be roughly at the current market rate of Roubles, right?

MV Narasimham:	Yes. This quarter, I think, if you see constant currency and INR both 19% and 20%, not much difference, both INR and Rouble terms.

Q3FY25 Earnings Conference Call Transcript January 23, 2025

Moderator:	Thank you. The next follow-up question comes from Surya Narayan Patra from PhillipCapital. Please go ahead.

Surya Narayan Patra:	Yes. Just a clarification, thanks for this. In case of the Semaglutide opportunity, what is the level of integration that we are having in terms of our manufacturing capability, to the level of advanced intermediates, intermediate levels or it is API and formulation?

Erez Israeli:	So, we are fully integrated for all the stages of the API, we are making the peptides from the basic building blocks, as well as the formulation. We are buying the device.

Surya Narayan Patra:	And it is for both solid state as well as liquid state, as you mentioned, the entire value chain that you said?

Erez Israeli:	The entire value chain, yes.

Moderator:	Thank you. Ladies and gentlemen, we will take that as our last question for today. I, now, hand the conference over to Ms. Richa Periwal for closing comments.

Richa Periwal:	Thank you all for joining us for today's evening call. In case of any further queries or clarifications, please get in touch with Aishwarya or myself. Thank you once again.

Moderator:	Thank you. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us. You may now disconnect your lines.